Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Opticon Systems, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Opticon Systems, Inc. of our report dated September 30, 2009, with respect to the balance sheets of Opticon Systems, Inc. (the Company) as of June 30, 2009 and June 30, 2008, and the related statements of operations, shareholders’ deficit, and cash flows for each of the years in the two-year period ended June 30, 2009, which report expresses an unqualified opinion and includes an explanatory paragraph relating to substantial doubt as to the Company’s ability to continue as a going concern, and which report appears in the 2009 Annual Report on Form 10-K of Opticon Systems, Inc..

/s/ KBL, LLP

Tampa, Florida
November 2, 2009